UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Information to be Included in Statements Filed Pursuant to

Rule 13d-11(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Securities Exchange Act of 1934
(Amendment No. __)*

BIMINI CAPITAL MANAGEMENT, INC.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)
090319104
 (CUSIP Number)

David C. Roos, Esq.
Moye White LLP
1400 Sixteenth Street, 6th Floor
Denver, CO 80202
(303) 292-2900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 19, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 090319104 13D Page 2 of 4 Pages
1.	Names of Reporting Persons. G. Hunter Haas, IV
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO; PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]
6.	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 920,181
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 920,181
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 920,181
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 7.5%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No:  090319104                                             13D                                                                                                                     Page 3 of 4 Pages

Item 1.	Security and Issuer
This statement relates to the Class A Common Stock, $0.001 par value per share (the “Common Stock”), of Bimini Capital Management, Inc. (the “Issuer”).  The Issuer’s principal executive offices are located at 3305 Flamingo Drive, Vero Beach, FL 32963.

Item 2.	Identity and Background
The Reporting Person filing this statement is G. Hunter Haas, IV, c/o Bimini Capital Management, Inc., 3305 Flamingo Drive, Vero Beach FL 32963.  Mr. Haas is the President, Chief Investment Officer, Chief Financial Officer and Treasurer of the Issuer.

During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration
The Reporting Person has acquired the Common Stock beneficially owned by him as compensation for serving as an officer of the Issuer and for cash using personal funds.

The Reporting Person did not acquire the Common Stock beneficially owned by him using funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting such Common Stock.

Item 4.	Purpose of Transaction
The Reporting Person acquired the shares of Common Stock beneficially owned by him for investment purposes.  The Reporting Person may acquire additional shares of Common Stock for cash or as compensation and may otherwise acquire or dispose of shares of Common Stock in the future.  Other than as described herein, the Reporting Person has no current plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer
The Reporting Person beneficially owns 920,181 shares of Class A Common Stock, which represents approximately 7.50% of the Issuer’s outstanding shares of Class A Common Stock.

The Reporting Person is not part of a group and has the sole power to vote and dispose of his shares.

On February 19, 2014, the Company issued 394,737 shares of Class A Common Stock to the Reporting Person, of which (i) 250,000 shares were issued under the Company’s 2011 Long Term Compensation Plan (the “Plan”) and (ii) 144,737 shares were issued by the Company for cash.  The Issuer’s Compensation Committee approved the grant of Shares under the Plan on February 13, 2014.  All 394,737 shares were valued at $0.38, which was the closing market price of the Class A Common Stock on February 13, 2014.

The Reporting Person has not effected any other transactions in the Issuer’s securities during the last 60 days.

CUSIP No: 090319104 13D Page 4 of 4 Pages
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
As an executive officer of the Issuer, the Reporting Person may receive future compensation in the form of Class A Common Stock, options, phantom stock or other securities convertible into Class A Common Stock. There currently are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 19, 2014

/s/ G. Hunter Haas, IV
G. Hunter Haas, IV